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                           September 27, 2023

       Jason Dubinsky
       Chief Financial Officer
       Morningstar, Inc.
       22 West Washington Street
       Chicago, IL 60602

                                                        Re: Morningstar, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response dated July
21, 2023
                                                            File No. 000-51280

       Dear Jason Dubinsky:

              We have reviewed your July 21, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 15, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       6. Segment and Geographical Area Information, page 93, page 93

   1. We have considered your May 31, 2023 and July 21, 2023 responses to our segment comments and the
information provided on our August 23, 2023 call with you. Based upon the information
provided, we object to your conclusion that you have only one operating segment.
Please provide us with a revised analysis of your operating and reportable segments in
accordance with ASC 280 and your proposed segment footnote
                                                        disclosure. Ensure that
your revised analysis addresses, but is not limited to, the
                                                        following:
                                                            Your consideration
of which measure you would identify as the reported measure of profit or loss for
each reportable segment.
                                                            A detailed
discussion explaining whether and the extent to which the change to your
 Jason Dubinsky
Morningstar, Inc.
September 27, 2023
Page 2
              identified operating segments has, or had, an impact on the
Company   s prior annual
              goodwill impairment testing analysis.

       You may contact Cara Lubit at (202) 551-5909 or Marc Thomas at (202) 551-3452 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameJason Dubinsky                             Sincerely,
Comapany NameMorningstar, Inc.
                                                             Division of
Corporation Finance
September 27, 2023 Page 2                                    Office of Finance
FirstName LastName